Mail Stop 6010
Via Facsimile and U.S. Mail

May 25, 2006

Mr. Aldo C. Zucaro
Chairman, Chief Executive Officer and President
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

> **Re:** **Old Republic International Corporation**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 001-10607**

Dear Mr. Zucaro:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 7 – Management Analysis of Financial Condition and Results of Operations, page 23

1.   You appear to have omitted a separate discussion of critical accounting estimates that involve uncertain matters that may possess a high degree of susceptibility to change and require estimates or assumptions that are highly subjective and judgmental.   Please refer to Section V of Financial Reporting Release No. 72. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, including reserving for loss and loss

adjustment expenses which is discussed in the comments below, please provide in disclosure-type format a discussion of the uncertainties in applying these accounting estimates, the effect that changes in estimates have had on the financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

2.   We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

3.   We believe that your disclosure of the methodology for computing the loss and loss adjustment expense reserve at the line of business level could be improved. Please provide an expanded discussion, in disclosure-type format, of the methodology used to compute your reserves for each line of business. For example, this might include a discussion of the alternative models used, the strengths and weaknesses of each model, an explanation of why a specific model was ultimately chosen over the other models considered and an explanation of any differences between your actuarial best estimate and recorded reserves. In addition, describe your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well. Also, describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

4.   Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and the degree of conservatism that you have incorporated in your loss

reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

5.   In disclosure-type format, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please provide the following information:

      a. For each of these key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

      b. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in a. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

6.   Please provide a quantitative and narrative discussion in disclosure-type format of the impact that "reasonably likely" changes in one or more of the specific assumptions used in your reserve estimate (e.g. claim frequency and severity) would have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are "reasonably likely." Your quantification of the income statement impact of a 10% deficiency in net general insurance reserves does not appear to accomplish this objective.

Executive Summary

Cash, Invested Assets, and Shareholder's Equity, page 26

7.   Please refer to your tabular disclosure of Old Republic's consolidated operating revenue and income on page 24 and your disclosure of cash and invested assets and shareholders' equity and related per share amounts on page 26. Your disclosure appears to include non-GAAP per share amounts. Please explain to us how your disclosure of the following per share amounts complies with the guidance in ASR No. 142 and disclosure of non-GAAP measures in Item 10(e) of Regulation S-K:

- Net operating income before nonrecurring income tax benefit
- Non-recurring income tax benefit
- Net operating income
- Net realized investment gains

- Cash and invested assets
- Shareholders' equity at cost

Table of Contractual Obligations, page 32

8. You have presented claim and claim expense reserves on a net basis rather than a gross of reinsurance basis. Please provide in a disclosure-type format a revised presentation, showing these amounts on a gross basis.

Expenses: Benefits and Claims, page 35

9. Based on your disclosures on page 10, it appears that reserve releases have favorably impacted your operating results each year since 1995. However, you do not discuss or quantify the impact of prior year loss development on historical operating results or the likelihood that this favorable experience trend will continue and the corresponding impact on future operating results. Please provide, in disclosure-type format, an expanded discussion that includes this information. Ensure your disclosure clarifies the timing of the reserve releases, why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

10. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also, discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 41

11. Your discussion in the Financial Position section of MD&A appears to omit the qualitative and quantitative disclosure required by Item 305 of Regulation S-K. Please provide this information in a disclosure-type format or explain to us how your disclosures comply with Item 305 of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 48

12.	Your reinsurance activities appear to be material to operating results and include ceding commissions and retroactive risk sharing arrangements. Please describe, in disclosure-type format, the income recognition methods and related key assumptions used in accounting for your reinsurance contracts, including how you recognize ceding commissions and retroactive adjustments to production costs or premiums. In your response, include the GAAP literature including paragraphs 21-26 of SFAS 113 upon which you base your accounting treatment.

*   *   *   *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide in your letter a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant